UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2025

Jeremy Spivey
Chief Executive Officer
Cardinal Infrastructure Group Inc.
100 E. Six Forks Road, #300
Raleigh, North Carolina 27609

Re: Cardinal Infrastructure Group Inc.
Registration Statement on Form S-1
Filed October 14, 2025
File No. 333-290850
Amended Draft Registration Statement on Form S-1
Submitted September 29, 2025
CIK No. 0002079999

Dear Jeremy Spivey:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 14, 2025

Management Discussion and Analysis of Financial Condition and Results of Operations
Capital Expenditures, page 86

1. We note your disclosure that defines maintenance capital expenditures as representing recurring investments made to preserve the operating capacity, safety, and regulatory compliance of your existing fleet, equipment, and infrastructure assets. In addition, you state that such maintenance capital expenditures do not expand capacity or materially enhance performance, but are necessary to sustain current operations. Also, we note your disclosure on page F-13 that expenditures for repairs and maintenance which do not improve or extend the life of an asset are charged to expense as incurred. Please clarify for us if maintenance capital expenditures are reported in property and

equipment on your balance sheets. If yes, please explain the basis for this accounting treatment and provide the authoritative accounting literature management relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward Best, Esq.